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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                         ------------------------------


      In the Matter of:

       CENTERPOINT ENERGY, INC.                             CERTIFICATE OF
       1111 Louisiana                                        NOTIFICATION
       Houston, Texas 77002

       (70-10128)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended June 30, 2004. Unless defined herein, capitalized terms have the meaning given them in the Application.

      1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

            None.

      2. The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

            210,055 shares were issued under the Investor's Choice Plan.

            7,500 stock options were granted to Company employees at a strike price of $11.29 under the Company's Long Term Incentive Plan. None of the options granted is currently exercisable.

            145,644 stock options that had been granted previously under the Company's Long Term Incentive Plan were exercised.

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            1,200 shares of time based restricted stock were granted under the
            Company's Long Term Incentive Plan, to vest in April 2007 based on performance achieved during the 2004-2006 performance cycle. The stock price when those shares were issued was $11.29.

            6,000 shares of time based restricted stock were granted to non-employee members of the Company's Board of Directors in June 2004 under the terms of the compensation policy the Board has established for the Company's Directors. The stock price at the time those shares were issued was $10.68. Those shares vest in one-third increments on the first, second and third anniversaries of the grants.

      3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

            None.

      4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

            See Exhibit A.

      5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

            No long-term debt was issued during the quarter.

            None of the Company's debt is classified as short-term debt.

      6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

            On January 21, 2004, CenterPoint Energy Resources Corp. ("GasCo") replaced its $100 million receivables facility with a $250 million receivables facility. The $250 million receivables facility terminates on January 19, 2005. As of June 30, 2004, GasCo had $173 million outstanding under its receivables facility.

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            The Utility Subsidiaries did not have any short-term debt
            outstanding as of the end of the quarter.

      7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

            None.

      8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

            None.

      9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

            The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed.

      10. The information required by a Certificate of Notification on Form U-6B-2.

            Not applicable.

      11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

            None.

      12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

            See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on August 6, 2004 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on August 6, 2004 (File No. 1-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on August 6, 2004 (File No. 1-3187), all of which are incorporated herein by reference.

      13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

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            See Exhibit C hereto.

      14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

            See Exhibit D hereto.

      15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

            See Exhibit E hereto.

      16. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary;
            (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

            See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

      17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

            See Exhibit G hereto.

      18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

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            None.

      19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

            See Exhibit H hereto.

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      All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                       CENTERPOINT ENERGY, INC.

                       By: /s/ Rufus S. Scott
                           ---------------------------------------------
                           Rufus S. Scott
                           Vice President, Deputy General Counsel
                           and Assistant Corporate Secretary

Dated: August 27, 2004

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Exhibits

Exhibit                                                      Description
-------                                                      -----------
Exhibit A     CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp. Guaranties Issued or Amended
              During Second Quarter 2004 (filed in connection herewith with a request for confidential treatment)

Exhibit B     Consolidated Balance Sheets for CenterPoint Energy, Inc. and Subsidiaries, CenterPoint
              Energy Houston Electric, LLC and Subsidiaries, CenterPoint Energy Resources Corp. and
              Subsidiaries and Texas Genco Holdings, Inc. (as of June 30, 2004)

Exhibit C     Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint Energy Houston
              Electric, LLC, CenterPoint Energy Resources Corp. and Texas Genco Holdings, Inc. as of June
              30, 2004

Exhibit D     Retained Earnings Analysis of CenterPoint Energy, Inc., CenterPoint Energy Resources Corp.,
              CenterPoint Energy Houston Electric, LLC and Texas Genco Holdings, Inc.

Exhibit E     Money Pool Participants and Outstanding Borrowings as of June 30, 2004

Exhibit F     CenterPoint Energy, Inc. Investments in Financing Subsidiaries as of June 30, 2004

Exhibit G     CenterPoint Consolidated Financials (forecasts through 2006) (previously filed with a request for confidential treatment in the Rule 24 Certificate filed by the Company on March 31, 2004 (File No. 70-10128), which is incorporated herein by reference)

Exhibit H     Information on Service Transactions between CenterPoint Energy Service Company, LLC and
              Utility Subsidiaries (Corporate Services, Support Services and Information Technology
              Services) (filed in connection herewith with a request for confidential treatment)

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